================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                               Agere Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                    00845V308
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               CLIFTON S. ROBBINS
                             BLUE HARBOUR GROUP, LP
                         240 GREENWICH AVENUE, 3RD FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 422-6540

                                       AND

                                LEON G. COOPERMAN
                                 88 PINE STREET
                         WALL STREET PLAZA - 31ST FLOOR
                               NEW YORK, NY 10005
                                 (212) 495-5210

--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                December 18, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




================================================================================

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 2
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:         Blue Harbour Group, LP
                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      56-2457376
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        N/A


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware


----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        0

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               6,732,547
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             0
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        6,732,547

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             6,732,547

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                4.0%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          PN


----------------        --------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 3
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:   Blue Harbour Strategic Value
                                                    Partners Master Fund, LP

                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                98-0450159
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        WC


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:    Cayman Islands,
                                                             British West Indies
----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        0

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               5,428,185
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             0
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        5,428,185

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             5,428,185*

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                3.2%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          PN


--------------------------------------------------------------------------------

               * The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 4
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:   Blue Harbour Institutional
                                                    Partners Master Fund, L.P.

                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      98-0495357
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        WC


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:    Cayman Islands,
                                                             British West Indies
----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        0

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               1,304,362
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             0
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        1,304,362

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             1,304,362*

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                0.8%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          PN


--------------------------------------------------------------------------------

               * The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP.

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 5
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:   Blue Harbour GP, LLC


                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                20-1590782
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        N/A


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware


----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        0

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               6,732,547
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             0
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        6,732,547

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             6,732,547

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                4.0%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          OO


--------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 6
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:   Blue Harbour Holdings, LLC

                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                                                                      20-1590711
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        N/A


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware


----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        0

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               6,732,547
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             0
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        6,732,547

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             6,732,547

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                4.0%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          OO


--------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 7
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:           Clifton S. Robbins

                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        N/A


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
                                                                      of America

----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        0

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               6,732,547
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             0
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        6,732,547

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             6,732,547

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                4.0%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          IN


--------------------------------------------------------------------------------

--------------------------                            --------------------------
CUSIP No. 755267101                   13D                                 Page 8
--------------------------                            --------------------------

----------------        --------------------------------------------------------
        1               NAME OF REPORTING PERSON:           Leon G. Cooperman

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
                        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------        --------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [X]
----------------        --------------------------------------------------------
        3               SEC USE ONLY


----------------        --------------------------------------------------------
        4               SOURCE OF FUNDS                        N/A


----------------        --------------------------------------------------------
        5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e):                       [_]

----------------        --------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
                                                                      of America

----------------        --------------------------------------------------------
                                7               SOLE VOTING POWER:
                                                        3,425,200

                        --------------------------------------------------------
 NUMBER OF                      8               SHARED VOTING POWER:
   SHARES                                               2,308,700
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                        9               SOLE DISPOSITIVE POWER:
  REPORTING                                             3,425,200
 PERSON WITH
                        --------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER:
                                                        2,308,700

----------------        --------------------------------------------------------
        11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON:             5,733,900

----------------        --------------------------------------------------------
        12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES:                                 [_]

----------------        --------------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                3.4%

----------------        --------------------------------------------------------
        14              TYPE OF REPORTING PERSON:                          IN


--------------------------------------------------------------------------------

This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D filed on May 1, 2006 (the "Original Filing") by Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"), Blue Harbour GP, LLC, a Delaware limited liability company ("Fund GP"), Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins") and Leon G. Cooperman, a citizen of the United States of America ("Mr. Cooperman", and together with the Fund, Fund GP, Manager, Manager GP and Mr. Robbins, the "Original Reporting Persons"), which Original Filing was subsequently amended by an Amendment No. 1 filed on July 25, 2006 (the "First Amendment" and, together with the Original Filing, the "Statement") by the Original Reporting Persons and Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("BHIP", and together with the Fund, the "Funds", and together with the Original Reporting Persons, the "Reporting Persons", and together with the Fund, Fund GP, Manager, Manager GP and Mr. Robbins, the "Blue Harbour Reporting Persons") and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.01 per share ("Common Stock"), of Agere Systems Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Statement.

For the reasons stated in Item 4 hereof, the Blue Harbour Reporting Persons and Mr. Cooperman have determined that they no longer desire, and have no plans, to coordinate their actions with respect to their respective investments in the Company. Consequently, the Blue Harbour Reporting Persons and Mr. Cooperman do not intend to jointly file any further amendments to the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended, with effect from the date of this Amendment, by replacing the third paragraph of Item 2 with the following:

         The Blue Harbour Reporting Persons and Mr. Cooperman do not have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of Common Stock held by them and each expressly disclaims beneficial ownership for all purposes of Common Stock held by the others. Prior to the date hereof, the Blue Harbour Reporting Persons and Mr. Cooperman had, on occasion, coordinated their market purchases of Common Stock and call options to purchase Common Stock, but have no plans to do so in the future. The Reporting Persons have filed this statement solely because they may previously have been deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), as a result of their agreement to submit the May 1 Letter to the Company's Chief Executive Officer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

         (1) The Blue Harbour Reporting Persons.

         The 6,732,547 shares of Common Stock reported herein by the Blue Harbour Reporting Persons were acquired by the Funds for an aggregate purchase price of approximately $81,216,750. All such purchases of Common Stock by each of the Funds were funded by the working capital of the respective Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

         (2) Leon G. Cooperman.

         The 5,733,900 shares of Common Stock reported herein by Mr. Cooperman were acquired for an aggregate purchase price of approximately $66,226,545. All such purchases of Common Stock by Mr. Cooperman were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

         On May 1, 2006, Mr. Robbins and Mr. Cooperman sent the May 1 Letter to the Company's Chief Executive Officer relating to value enhancing initiatives available to the company. The Reporting Persons believe the Company has taken under advisement many of the suggestions raised in the May 1 Letter and has implemented initiatives which the Reporting Persons believe are likely to achieve many of the goals outlined in that letter. On December 4, 2006, the Company announced that it had entered into a definitive merger agreement with LSI Logic Corporation.

         In light of the foregoing, each of the Blue Harbour Reporting Persons and Mr. Cooperman has determined that they no longer desire, and have no plans, to coordinate their actions with respect to their respective investments in the Company. In that regard, on December 18, 2006, the Original Reporting Persons terminated that certain letter agreement, dated May 1, 2006, by and among the Original Reporting Persons, which provided for the coordinated exchange of information among the Original Reporting Persons in connection with the filing of the Schedule 13D and amendments thereto.

         The Blue Harbour Reporting Persons and Mr. Cooperman have determined that they no longer have any agreements, arrangements or understandings that could deem them to be a "group" (within the meaning of Section 13(d)(3) of the Act) and, accordingly, they do not intend to jointly file any further amendments to the Statement. None of the Blue Harbour Reporting Persons or Mr. Cooperman beneficially owns more than five percent of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of November 24, 2006 (the "Issued and Outstanding Shares").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

         (1) The Blue Harbour Reporting Persons.

         (a) The responses of the Blue Harbour Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

         As of the close of business on the date hereof, the Fund beneficially owns an aggregate of 5,428,185 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock based upon the Issued and Outstanding Shares and BHIP beneficially owns an aggregate of 1,304,362 shares of Common Stock, representing approximately 0.8% of the shares of Common Stock based upon the Issued and Outstanding Shares. The Fund is the direct owner of 5,428,185 shares of Common Stock reported by the Blue Harbour Reporting Persons on this Statement and BHIP is the direct owner of 1,304,362 shares of Common Stock reported by the Blue Harbour Reporting Persons on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Blue Harbour Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all shares of Common Stock that are owned beneficially and directly by the Funds. Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

         (b) The responses of the Blue Harbour Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except as set forth above or in the attached Schedule I (with respect to the Blue Harbour Reporting Persons), no Blue Harbour Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof. All such transactions were effected in the open market, unless otherwise noted. The Funds have also entered into, and may from time to time enter into, purchases and sales of shares of Common Stock with each other.

         (d) No other person is known by the Blue Harbour Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except dividends from, or proceeds from the sale of, the shares of Common Stock in the Fund and BHIP for which Manager acts as an investment advisor, which may be distributed to the applicable limited partner entitled thereto in accordance with their respective limited partnership interests in the Fund and BHIP. No investment partnership or limited partner thereof has an interest in the shares of Common Stock reported in this Statement representing more than five percent of the Common Stock outstanding.

         (e) Each of the Blue Harbour Reporting Persons and Mr. Cooperman expressly disclaims beneficial ownership for all purposes of Common Stock held by the others. For the reasons stated in Item 4 hereof, each of the Blue Harbour Reporting Persons and Mr. Cooperman have determined that they no longer desire, and have no plans, to coordinate their actions with respect to their respective investments in the Company. Therefore, as of the date hereof, the Reporting Persons do not intend to jointly file any further amendments to the Statement reflecting aggregate beneficial ownership of more than five percent of the shares of Common Stock.

         (2) Leon G. Cooperman.

         (a) As of the close of business on the date hereof, Mr. Cooperman may be deemed the beneficial owner of 5,733,900 shares of Common Stock representing approximately 3.4% of the shares of Common Stock based upon the Issued and Outstanding Shares.

         This consists of 1,621,000 shares of Common Stock owned by Capital LP; 563,200 shares of Common Stock owned by Equity LP; 175,200 shares of Common Stock owned by Investors LP; 1,065,800 shares of Common Stock owned by Overseas; and 2,308,700 shares of Common Stock owned by the Managed Accounts.

         (b) The responses of Mr. Cooperman to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except as set forth above or in the attached Schedule II (with respect to Mr. Cooperman and the foregoing entities controlled by him), none of Mr. Cooperman or the foregoing entities controlled by him has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof. All such transactions were effected in the open market, unless otherwise noted.

         (d) No other person is known by Mr. Cooperman or the foregoing entities controlled by him to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except dividends from, or proceeds from the sale of, the shares of Common Stock reported by the Managed Accounts may be distributed to the applicable investors therein. No investment partnership or limited partner thereof has an interest in the shares of Common Stock reported in this Statement representing more than five percent of the Common Stock outstanding.

         (e) Each of the Blue Harbour Reporting Persons and Mr. Cooperman expressly disclaims beneficial ownership for all purposes of Common Stock held by the others. For the reasons stated in Item 4 hereof, each of the Blue Harbour Reporting Persons and Mr. Cooperman have determined that they no longer desire, and have no plans, to coordinate their actions with respect to their respective investments in the Company. Therefore, each of the Blue Harbour Reporting Persons and Mr. Cooperman do not own more than five percent of the shares of Common Stock and will not be filing any further amendments to the Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby supplemented, with effect from the date of this Amendment, by adding the following:

         On December 18, 2006, the Original Reporting Persons terminated that certain letter agreement, dated May 1, 2006, by and among the Original Reporting Persons, which provided for the coordinated exchange of information among the Original Reporting Persons in connection with the filing of the Schedule 13D and amendments thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 18, 2006


                                        BLUE HARBOUR GROUP, LP

                                          By:  Blue Harbour Holdings, LLC, its
                                               general partner

                                            By: /s/  Clifton S. Robbins
                                                --------------------------------
                                                Name:   Clifton S. Robbins
                                                Title:  Managing Member

                                        BLUE HARBOUR STRATEGIC VALUE
                                        PARTNERS MASTER FUND, LP

                                          By:  Blue Harbour GP, LLC,  its
                                               general partner

                                            By: /s/  Clifton S. Robbins
                                                --------------------------------
                                                Name:   Clifton S. Robbins
                                                Title:  Managing Member

                                        BLUE HARBOUR INSTITUTIONAL PARTNERS
                                        MASTER FUND, L.P.

                                          By:  Blue Harbour GP, LLC,  its
                                               general partner

                                            By: /s/  Clifton S. Robbins
                                                --------------------------------
                                                Name:   Clifton S. Robbins
                                                Title:  Managing Member

                                        BLUE HARBOUR GP, LLC

                                        By: /s/  Clifton S. Robbins
                                            --------------------------------
                                            Name:   Clifton S. Robbins
                                            Title:  Managing Member

                                        BLUE HARBOUR HOLDINGS, LLC

                                        By: /s/  Clifton S. Robbins
                                            --------------------------------
                                            Name:   Clifton S. Robbins
                                            Title:  Managing Member


                                        /s/ Clifton S. Robbins
                                        ------------------------------------
                                        Clifton S. Robbins

                                        LEON G. COOPERMAN, individually, as
                                        Managing Member of Omega Associates,
                                        L.L.C. on behalf of Omega Capital
                                        Partners, L.P., Omega Capital Investors,
                                        L.P., Omega Equity Investors, L.P., and
                                        as President of Omega Advisors, Inc.


                                        By: /s/  Alan M. Stark
                                            ------------------------------------
                                            Name:   Alan M. Stark
                                            Title:  Attorney-in-Fact
                                            Power of Attorney on File

                                                                      Schedule I


    Transactions in Shares of Common Stock by Blue Harbour Reporting Persons


------------------ -------- ------------- ------------------- ------------------
 REPORTING PERSON     DATE   TRANSACTION  NUMBER OF SHARES OF  PRICE PER SHARE
                                             COMMON STOCK
------------------ -------- ------------- ------------------- ------------------
Fund               12/18/06    Purchase       25,000              $20.0179
------------------ -------- ------------- ------------------- ------------------
BHIP               12/18/06    Purchase       75,000              $20.0179
------------------ -------- ------------- ------------------- ------------------











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



                                                                     Schedule II


           Transactions in Shares of Common Stock by Leon G. Cooperman


------------------ ---------- ----------- --------------------- ----------------
 REPORTING PERSON     DATE    TRANSACTION  NUMBER OF SHARES OF   PRICE PER SHARE
                                              COMMON STOCK
------------------ ---------- ----------- --------------------- ----------------
Investors LP        12/18/06    Purchase          34,600              20.028
------------------ ---------- ----------- --------------------- ----------------
Overseas            12/18/06    Purchase          30,200              20.028
------------------ ---------- ----------- --------------------- ----------------
Managed Accounts    12/18/06    Purchase          35,200              20.028
------------------ ---------- ----------- --------------------- ----------------








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